

Mail Stop 3030

May 7, 2009

VIA U.S. MAIL and FACSIMILE

Gary Berger
Chief Financial Officer
ISCO International, Inc.
1001 Cambridge Drive
Elk Grove Village, IL 60007

> **Re: ISCO International, Inc.**
> **Item 4.01 Form 8-K**
> **File No. 001-22302**
> **Filed April 16, 2009**

Dear Mr. Berger:

In connection with our review of ISCO International, Inc.'s Form 8-K filed April 16, 2009 we have the following additional accounting comments.

Form 8-K dated and filed April 16, 2009

1. Please refer to our prior comment 1 in our letter dated April 20, 2009. Tell us whether the potential independence implications of the FIN 46R consulting engagement by Virchow, Krause and Company LLP ("Virchow") were included in Virchow's Public Company Accounting Oversight Board ("PCAOB") Rule 3526 letter, which is required by audit firms to be submitted to the audit committee prior to accepting a new SEC client.

2. In this regard, please respond to us in writing to the nature of the consulting work performed by Virchow and both the company's and the auditor's conclusion on whether Virchow is independent of the company in light of the consulting activities performed.

Gary Berger
ISCO International, Inc.
April 20, 2009
Page 2

        Please file your supplemental response and amendment via EDGAR in response
to these comments within 5 business days of the date of this letter. Please note that if you
require longer than 5 business days to respond, you should contact the staff immediately
to request additional time.

        If you have any questions, please call me at 202 551-3618 or Angela J. Crane,
Accounting Branch Chief at 202 551-3554. You may also speak with Martin James,
Senior Assistant Chief Accountant at 202 551-3671.

                                        Sincerely,

                                        Dennis C. Hult
                                        Staff Accountant